Mail Stop 6010


      September 7, 2005

By U.S. Mail and Facsimile to (310) 473-3177

Mr. Robert M. Bernstein
Chief Executive Officer
Material Technologies, Inc.
Suite 707 11661 San Vicente Boulevard
Los Angeles, California 90049


	RE: 	Material Technologies
		Form 10-K for the Fiscal Year Ended December 31, 2004 Forms 10-Q for the Quarterly Periods Ended March 31 2005, and June 30, 2005
		File No. 333-23617


Dear Mr. Bernstein:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

General

1. Please explain whether you are an investment company under Section
3(a)(1)(C) of the Investment Company Act of 1940 ("Investment
Company
Act"). Please explain how you have made this determination and provide data indicating the value of your "investment securities" and total assets on an unconsolidated basis as of the fiscal year ended
December 31, 2004.

2. If you are an investment company under Section 3(a)(1)(C), please
explain how you are in compliance with the Investment Company Act. For example, please explain fully whether you can rely on Rule 3a-1 of the Investment Company Act.

Reports of Independent Registered Accounting Firms, page F-1

3. We note that Gumbiner Savett Inc. compiled the amounts included in the inception (October 21, 1983) through December 31, 2003 columns in your statements of operations and cash flows. Please tell us how this compilation affected your conclusion that Gumbiner Savett Inc.
was independent under Rule 2-01(c)(4) of Regulation S-X, which states that an accountant is not independent if, at any point during the audit and professional engagement period, the accountant prepares the audit client`s financial statements that are filed with the Commission or form the basis of financial statements filed with the
Commission.

4. As a related matter is does not appear as though your current accountants, Corbin & Company LLP have audited your cumulative data as required by SEC rules. Please have Corbin & Company LLP revise their report to clearly state that they audited the cumulative data.
If Corbin & Company`s opinion as it relates to the cumulative data is based on the reliance of another auditor`s work, then this fact should be stated in a revised audit opinion and the other auditors report must be included in the filing to comply with Rule 2-05 of Regulation S-X.

Note 3 - Investments, page F-24

Marketable Securities, page F-25

5. We note that you issued 8,666,666 of your shares in exchange for
7,158,590 shares of Langley Park Investments, PLC. Please tell us and revise your MD&A in future filings to describe the business purpose of this transaction. Also, tell us how you valued and accounted for each material aspect of transactions with Langley Park
Investments, PLC. For example, tell us why it is appropriate to record an asset for the restricted shares held in escrow and subject to return. Please be sure to cite any authoritative literature that supports your conclusions.

Note 11 - Commitments and Contingencies, page F-31

Stock Purchase Agreement, page F-33

6. We note that you are obligated to issue 10,332,000 of your shares in exchange for 4,920,000 shares of Seaside Investments. Please tell us and revise future filings to disclose how you accounted for this agreement at December 31, 2004 and its subsequent termination in June
2005. Please cite any authoritative literature upon which you relied. We may have further comments after reviewing your response.

Note 12 - Stockholders` Equity, page F-34

Class A Common Stock Issuances Involving Non-cash Consideration, page
F-37

2004, page F-41

7. We note you issued 25,000 shares of common stock to your outside accountant on February 12, 2004 as payment of past due invoices. Please explain to us how your outside accountant is considered independent under Rule 2-01(c)(1) of Regulation S-X. We may have further comments after reviewing your response.

Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005

8. We note that the certification filed as Exhibit 31 was not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release
No. 8238. Accordingly, please file an amendment to your Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2005

Note 3 - Investments, page F-14

9. In regards to your share purchase agreement with Birchington Investments Limited, please tell us and revise MD&A in future filings to describe the business purpose of this transaction. Also, tell us how you valued and accounted for each material aspect of transactions with Birchington Investments Limited, including the Downside Price Protection feature and the 885,000 shares issued to consultants.

	As appropriate, please amend your December 31, 2004 Form 10-K, and March 31, 2005 and June 30, 2005 Form 10-Qs and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all of the information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								Sincerely,


								Jay Webb
								Reviewing Accountant
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Mr. Robert M. Bernstein
Material Technologies, Inc.
September 7, 2005
Page 5